UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

1.	Outcome of the Meeting of the Board of Directors dated December 23, 2015

Videocon d2h Limited

Outcome of the Meeting of the Board of Directors dated December 23, 2015

The Board of Directors of Videocon d2h Limited (the “Company”) at their meeting held today December 23, 2015, inter-alia transacted the following business:

1.	Approved the allotment of 23,360,000 equity shares (face value of Rs. 10.0 each), by way of bonus issue, to the shareholders of the Company as of the date of the Contribution Agreement between Silver Eagle Acquisition Corp. and the Company dated December 31, 2014, as amended (the “Contribution Agreement”) namely to Mr. Venugopal N. Dhoot, Mr. Anirudha Dhoot, M/s. Greenfield Appliances Private Limited, M/s. Synergy Appliances Private Limited, M/s. Solitaire Appliances Private Limited, M/s. Platinum Appliances Private Limited, M/s. Shree Dhoot Trading and Agencies Limited and M/s. Dome-Bell Electronics India Private Limited;

2.	Approved the allotment of 3,705,000 equity shares to Videocon d2h Employee Welfare Trust (face value of Rs. 10.0 each) at a premium of Rs. 40.0 per share pursuant to the Employee Stock Option Scheme; and

3.	Approved the draft of Form F-1 to be filed with US Securities Exchange Commission, subject to necessary amendments, so as to enable the Company to allot 3,999,984 equity shares (face value of Rs. 10.0 each) (equivalent to 999,996 ADSs) to Deutsche Bank Trust Company Americas, the Depository, for the benefit of Global Eagle Acquisition LLC, by way of bonus issue, in accordance with the Contribution Agreement and the Articles of Association of the Company.

In connection with the above issue and allotments, the Company has already received approval from Ministry of Information and Broadcasting.

Forward looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2015

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman